UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

BEESFREE, INC.
(Exact Name of Registrant as Specified in its Charter)

333-150266
(Commission File Number)

Nevada	92-0189305
(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)

2101 Vista Parkway, Suite 4033 West Palm Beach, FL 33411
(Address of Principal Executive Offices)

(561) 939-4860
(Issuer’s Telephone Number, Including Area Code)

BEESFREE, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

BEESFREE, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY BEESFREE, INC.’S SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on December 16, 2011, of the outstanding shares of common stock, $0.001 par value per share (“Common Stock”), of BeesFree Inc., a Nevada corporation (the “Company”), in connection with the designation by BeesFree, Inc., a Delaware corporation (“BeesFree”), of at least a majority of the members of the board of directors of the Company (the “Board”), pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), which the Company has entered into with BeesFree Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Acquisition Sub”), and BeesFree.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

In accordance with the terms of the Merger Agreement: (i) Nehemya Hesin and Dr. Danielle Mimouni, the current members of the Board, will resign from the Board effective upon the later of (A) ten (10) days after the date this Information Statement is filed with the Securities and Exchange Commission (“SEC”) and mailed to the Company’s shareholders of record and (B) the closing of the Merger Agreement (such date being the “Effective Date”); and (ii) BeesFree will appoint Mario Sforza and Professor Juan Carlos Trabucco to serve as directors of the Company as of the Effective Date.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

Change of Control Transaction

Pursuant to the terms and conditions of the Merger Agreement, Acquisition Sub will be merged with and into BeesFree, with BeesFree remaining as the surviving corporation (the “Merger”).  In addition, pursuant to the terms of the Merger Agreement:

•
Each share of BeesFree’s common stock issued and outstanding immediately prior to the closing of the Merger will be converted into the right to receive one share of the Common Stock.  The Company is contemplating issuing an aggregate of 11,950,000 shares of the Common Stock to the holders of BeesFree’s common stock.

•
Nehemya Hesin and Danielle Mimouni will resign as the Company’s sole officers and directors and, simultaneously with the Merger, a new board of directors and new officers will be appointed. The Company’s new board of directors will consist of Mario Sforza and Professor Juan Carlos Trabucco, previously the directors of BeesFree.  In addition, immediately following the Merger, the Company will appoint Mario Sforza as its president and chief executive officer and David W. Todhunter as its chief financial officer.

Immediately following the closing of the Merger, the Company anticipates that it will enter into a Stock Redemption Agreement with certain stockholders, including, Nehemya Hesin and Danielle Mimouni, pursuant to which the Company anticipates that it will redeem as many as 11,166,668 shares of Common Stock for cancellation (the “Stock Cancellation”) in exchange for certain indemnifications, waivers and releases.  Immediately after the consummation of the Merger and Stock Cancellation, the holders of the issued and outstanding shares of common stock of BeesFree will own approximately seventy-five percent (75%) of the then issued and outstanding shares of Common Stock.

Voting Securities

The Common Stock is the only class of equity securities of the Company that is currently outstanding and entitled to vote at a meeting of the Company’s shareholders.  Each share of Common Stock entitles the holder thereof to one (1) vote.  As of December 16, 2011, there were 16,150,000 shares of Common Stock issued and outstanding and 200,000,000 shares of Common Stock authorized.

Where to Find More Information About the Company

The Company files all required reports due under the Securities Exchange Act of 1934, as amended, with the SEC. Such reports include annual reports, quarterly reports, Form 8-K and other information the Company is required to file pursuant to the securities laws. You may read and copy materials the Company files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov.

Board of Directors and Executive Officers

Board of Directors and Executive Officers Immediately Prior to the Merger

Nehemya Hesin and Dr. Danielle Mimouni currently serve as the Company’s directors and executive officers.

Mr. Nehemya Hesin, 34, has served as the Company’s president and treasurer and a member of the Board since November 12, 2007.  Since 2001, Mr. Hesin has been Chairman of the Breslov Center in Modiin Illit, Israel.  Mr. Hesin is responsible for all aspects of the Center, including financial management, operations, and managing the day-to-day operations.  In addition, Mr. Hesin’s responsibilities include organizing charitable events such as group dinners to the underprivileged and organizing group travels.  From 1998-2001 Mr. Hesin was a sales manager at Tzivha International in Modiin Illit, Israel where he was responsible for selling units in apartment complexes owned by Tzivha International.  Mr. Hesin graduated in 1995 from the Breslov High School in Bnei Brak, Israel.

Dr. Danielle Mimouni, 57, has served as the Company’s secretary and a member of the Board since 2007.  She is a practicing psychologist and holds a Ph.D in Psychology from University du Lyon, Lyon, France.  Dr. Mimouni is self-employed.  In the years 2004-2006 she worked for the Israel Absorption Office, speaking at events and assisting new immigrants upon their arrival in Israel.  During this period and going back to 1999, Dr. Mimouni conducted private counseling sessions with individuals and also provided marital counseling services to couples.

There are no familial relationships among any of the Company’s current executive officers or directors.  None of the Company’s current directors or executive officers is a director in any other reporting company.  None of the Company’s current directors or executive officers has been affiliated with any company that has filed for bankruptcy within the last ten years.  The Company is not aware of any proceedings to which any of the Company’s current executive officers or directors, or any associate of any of the Company’s executive officers or directors, is a party adverse to the Company or any of the Company’s subsidiaries, or has a material interest adverse to the Company or any of the Company’s subsidiaries.

Board of Directors and Executive Officers Following the Merger

Upon the Effective Date, the Company will accept and make effective the resignation of Nehemya Hesin and Dr. Danielle Mimouni from the Board and shall appoint Mario Sforza and Professor Juan Carlos Trabucco to serve as directors of the Company.

Upon the Effective Date, the Company will accept and make effective the resignations of Nehemya Hesin as president and treasurer of the Company and Dr. Danielle Mimouni as secretary of the Company, and appoint Mario Sforza to serve as the president and chief executive officer of the Company and David W. Todhunter to serve as the chief financial officer of the Company.

Upon the Effective Date, none of Mario Sforza, David W. Todhunter or Professor Juan Carlos Trabucco, nor any of their respective affiliates, will have been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC. Upon the Effective Date, none of Mario Sforza, David W. Todhunter or Professor Juan Carlos Trabucco will have a familial relationship with any current or proposed director or executive officer of the Company.  The number of equity securities of the Company or rights to acquire any such securities of the Company that will be beneficially owned by Mario Sforza, David W. Todhunter and Professor Juan Carlos Trabucco upon the Effective Date are set forth below under the caption “Beneficial Ownership of the Company’s Common Stock.”

The following sets forth certain information concerning the experience and background of Messrs. Sforza and Todhunter and Professor Trabucco.

Mario Sforza, 52, has served as BeesFree’s chief executive officer, president and director since its inception in August 2011.  Mr. Sforza has more than 26 years of professional executive experience in leading U.S. and European multinational information and communications technology and media corporations where he has successfully covered senior management, marketing, sales and technical roles. He has coordinated the launch and operational roll-out of several technology projects and businesses in the wireless telecom (Motorola Satcom’s Iridium and Qualcomm’s Globalstar), aerospace (European Space Agency), multimedia service provisioning (Liberty Global Europe) and clean tech market segments.  From February 2005 to September 2010, he served as the chief executive officer of Cleon Solutions, an intellectual technology engineering and consulting company.  From October 2009 to December 2010, Mr. Sforza was a senior program manager for Igeam, an Italian clean-tech consulting firm.  From June 2010 to July 2011, Mr. Sforza served as an executive advisor and consultant for ITT VIS Italia, Altran Italia, IPS and Network Corporate Advisor.  Mr. Sforza received his MSc in Electronic Engineering (magna cum laude) from the University “La Sapienza” in Rome, Italy. He has attended post-graduate courses in business administration and marketing at the London School of Economics and at the SDA Bocconi University in Milan, Italy.  Mr. Sforza has vast executive experience and his position as an executive officer as well as a board member will ensure a unity of vision between the Company’s board of directors and the Company’s management.

David W. Todhunter, 49, has previously served as the Chief Financial Officer of Plus One Holdings, Inc. from 2005 to 2011. Plus One Holdings, Inc. is a company providing comprehensive wellness solutions to Fortune 1000 clients. During that time, Mr. Todhunter was responsible for full financial responsibility encompassing financial reporting to the Board and 165 sites, audits, budgeting, income and sales tax reporting, purchasing, invoicing and collections, cash management, investor and banking relations, merger financial due diligence, merger integrations, system implementations, and financial training.  In addition, Mr. Todhunter also directed Plus One Holding’s technology group from 2005 to 2006. Prior to that, Mr. Todhunter served as the Chief Financial Officer for The Robbins Company from 2001 to 2003, and then Chief Executive Officer from 2003 to 2004. The Robbins Company is based in Attleboro, MA, and is a $70M private equity-backed manufacturing, fulfillment, and business services company that provided employee recognition programs to Fortune 500 clients. Mr. Todhunter received his a bachelor of arts in Applied Mathematics and Economics from Brown University.

Juan Carlos Trabucco, 63, has served as BeesFree’s director since October 2011.  Professor Trabucco has served as a senior consultant to the Food and Agriculture Organization of the United Nations in Rome, Italy since 2000.  While at the Food and Agriculture Organization of the United Nations, Professor Trabucco has managed the development of FAO Food Security and Consumption Statistics database, served as the team leader for several field tests and projects in various Central American countries in order to co-develop training programs with local governments and coordinated studies to analyze statistical and economical indicators to address rural poverty in Latin America.  Professor Trabucco has a B.Sc. from Champagnat College, Tacna, Peru, an M.S. from University of Wisconsin and has received post-graduate certificates from Agricultural University “La Molina” in Lima, Peru, National University of Arequipa, Peru, University of Roma, “La Sapienza,” University of Tarapaca in Arica, Chile, and Pacific University of Lima.  Professor Trabucco has unique knowledge with respect to international policies concerning food security as well as the scientific background that will make him an asset to the Company’s board.

Corporate Governance

Board Composition

The Company’s bylaws provide that the Board shall consist of one or more members.  Each director of the Company serves for a term of one year or until the successor is elected at the Company’s annual shareholders’ meeting and is qualified, subject to removal by the Company’s shareholders.  Each officer serves, at the pleasure of the Board, for a term of one year and until the successor is elected at the annual meeting of the Board and is qualified.

Board Leadership Structure

The Company has chosen to combine the principal executive officer and Board chairman positions.  The Company believes that this Board leadership structure is the most appropriate for the Company.  The Company is a development stage company with no employees and at this early stage it is more efficient to have the leadership of the Board in the same hands as the principal executive officer of the Company.  The challenges faced by the Company at this stage – obtaining financing and developing the Company’s business – are most efficiently dealt with by one person who is familiar with both the operational aspects as well as the strategic aspects of the Company’s business.

No Committees of the Board; No Financial Expert

Due to the size of the Company, its lack of significant operations and revenue and its status as a development stage company, the Company does not presently have a separately constituted audit committee, compensation committee, nominating committee, executive committee or any other committee of the Board. Nor does the Company have an audit committee “financial expert”.  As such, the entire Board acts as the Company’s audit committee.  In addition, the entire Board acts as the Company’s nominating committee.  The Company does not have any formal policies with respect to nominations of director candidates.  Because the Company has not yet paid any compensation to its directors or officers, the Company does not have any formal processes or procedures for the consideration and determination of executive and director compensation.

Potential Conflicts of Interest

Since the Company does not have an audit or compensation committee comprised of independent directors, the functions that would have been performed by such committees are performed by the members of the Board.  Thus, there is a potential conflict of interest in that the Company’s directors and executive officers have the authority to determine issues concerning management compensation and audit issues that may affect management decisions.  The Company is not aware of any other conflicts of interest with any of the Company’s executive officers or directors.

Director Independence

The Company is not subject to listing requirements of any national securities exchange or national securities association and, as a result, the Company is not at this time required to have the Board comprised of a majority of “independent directors.” The Company does not believe that any of its directors currently meet the definition of “independent” as promulgated by the rules and regulations of the New York Stock Exchange or of Nasdaq.

Involvement in Legal Proceedings

No director, nominee for director, or officer of the Company has appeared as a party during the past ten years in any legal proceedings that may bear on his ability or integrity to serve as a director or officer of the Company.

Board’s Role in Risk Oversight

The Board assesses on an ongoing basis the risks faced by the Company.  These risks include financial, technological, competitive, and operational risks.  The Board dedicates time at each of its meetings to review and consider the relevant risks faced by the Company at that time.  In addition, since the Company does not have an Audit Committee, the entire Board is also responsible for the assessment and oversight of the Company’s financial risk exposures.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director or executive officer of the Company during the past ten years.

The Company is not aware of any material proceedings in which any of its directors, executive officers, affiliates, stockholders of record or beneficial owners of more than 5% of the Common Stock, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Officer and Director Compensation

Summary Compensation Table

During the years ended December 31, 2009 and 2010, no compensation was paid to Nehemya Hesin, the Company’s current president, treasurer and director, or Danielle Mimouni, the Company’s current secretary and director.

No current or prior officer or director of the Company has received any remuneration or compensation from the Company in the past three years, nor has any member of the Company’s management been granted any option or stock appreciation right. Accordingly, no tables relating to such items have been included within this Item. None of the Company’s employees are subject to a written employment agreement nor has any officer received a cash salary since the Company’s founding.

Our new Chief Executive Officer, Mario Sforza, was issued 500,000 shares of our common stock as founder shares. In addition, our Chief Financial Officer, David W. Todhunter, was issued 200,000 shares of our common stock as founder shares.

Employment Agreements

Mario Sforza

We have entered into an employment agreement with Mr. Sforza to serve as our chief executive officer for a term of one year, effective as of August 4, 2011. Pursuant to this employment agreement, Mr. Sforza is entitled to receive an annual base salary of $120,000.  Mr. Sforza is entitled to receive a bonus of stock options to purchase up to 250,000 shares of our common stock upon the achievement of certain milestones (the “Stock Options”). Of the 250,000 stock options, Mr. Sforza shall be entitled to 125,000 Stock Options upon the achievement of the following targets reached by a date to be determined by the Board by January 30, 2012:  (i) complete a merger or share exchange with a public company listed for trading in the United States of America on the OTC Bulletin Board automated quotation system and a private placement of securities; (ii) Commenced regional development projects in Argentina, Brazil and South Africa (the "Regional Development Projects"); (iii) met product units sales targets for the first 6 operating months; (iv) Achieved full product prototyping capabilities; (v) Established a lab facility operating in Italy; (vi) Execute distribution agreements with parties in Argentina, Brazil and South Africa; (vii) commence an operational corporate web site; (viii) producing a marketing and sales plan; (ix) establish a corporate headquarters located in the United States of America; (x) appoint to the Company' s board of directors at least one member with a graduate degree or higher in a discipline or field related to the business of the Company; and (xi) Hired additional sales representatives and personnel.

Of the 250,000 stock options, Mr. Sforza shall be entitled to an additional 125,000 Stock Options upon the achievement of the following targets reached by a date to be determined by the Board by January 30, 2012: (i) completed the Initial Development Projects; (ii) Begun regional development projects in two countries in the Northern hemisphere, which such countries shall be determined by the Board of the Company not later than February 28, 2012; (iii) met product units sales targets for the first operating year; (iv) executed distribution agreements covering all regions worldwide; (v) executed products provisioning contracts covering all regions worldwide; (vi) Assigned staff members to all regional sales structures; (vii) Completed all corporate staff hiring as set forth and approved by the Board by January 31, 2012.

In addition, Mr. Sforza will also be entitled to the following benefits: (i) reimbursement for all travel and lodging expenses relating to his employment; (ii) payment of telephone and data service on a handheld device devoted to employment related use; and (iii) payment of a personal computer for employment related use.

Mr. Sforza may resign at any time during the term of the employment agreement with three (3) months notice provided. In addition, the Board may terminate Mr. Sforza’s employment at anytime for just cause only. However, if the Board were to terminate Mr. Sforza’s employment, Mr. Sforza shall be granted his full compensation package for the full term of his employment.

David W. Todhunter

We have entered into an employment agreement with Mr. Todhunter to serve as our chief financial officer and chief accounting officer for a term of one year, effective as of December 16, 2011. Pursuant to this employment agreement, Mr. Todhunter is entitled to receive an annual base salary of $102,000.  Mr. Todhunter will also be entitled to reimbursement for all travel and lodging expenses relating to his employment. In addition, we sold Mr. Todhunter 200,000 shares of the Company’s common stock at a purchase price of $0.001 per share. However, pursuant to Mr. Todhunter’s employment agreement, the shares may be forfeited and returned to the Company, under the following conditions:

•	100,000 shares, if Mr. Todhunter leaves the Company (or his employment is terminated by the Company for just cause) within the first 3 months of his employment;
•	75,000 shares if Mr. Todhunter leaves the Company (or his employment is terminated by the Company for just cause) within the first 6 months; or
•	25,000 shares if Mr. Todhunter leaves the Company (or his employment is terminated by the Company for just cause) within the first 12 months.

Director Compensation

There are no agreements to compensate any of the directors of the Company for their services.

The Company’s officers and directors are reimbursed for expenses incurred on the Company’s behalf.  The Company’s officers and directors will not receive any finder’s fee as a result of their efforts to implement the business plan outlined herein.

The Company has not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of the Company’s employees.

Board of Directors

Election of Directors, Meetings of the Board of Directors, and Related Matters

Directors are elected at the annual meeting of shareholders, and each director holds office until his successor is duly appointed or elected, unless he or she sooner resigns or is removed. During the fiscal year ended December 31, 2010, the Board held no meetings.  All actions of the Board were taken by written consent.  The Company does not have a policy regarding directors’ attendance at annual shareholder meetings and the Company did not hold such a meeting during the fiscal year ended December 31, 2010.

Shareholders Communication with Directors

The Company’s shareholders may send communications to the Board or to individual directors by mail addressed to the Board or to an individual director c/o BeesFree, Inc., c/o Mario Sforza,, 2101 Vista Parkway, Suite 4033, West Palm Beach, FL 33411.

Board Committees

The Board has no standing audit, compensation or nominating committee.  Neither Mr. Sforza nor Professor Juan Carlos Trabucco is an audit committee financial expert.

Beneficial Ownership of the Company’s Common Stock Prior to the Date of the Merger Agreement

The following table sets forth, as of December 15, 2011, information with respect to the securities holdings of all persons that the Company, pursuant to filings with the SEC and the Company’s stock transfer records, has reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock.  The following table also sets forth, as of such date, the beneficial ownership of the Common Stock by all current officers and directors of the Company, both individually and as a group, and all persons who will become directors of the Company upon the Effective Date.  Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to all Common Stock beneficially owned by that person or entity, subject to the matters set forth in the footnotes to the table below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)
Nehemya Hesin	6,000,000	39.56%
c/o BeesFree, Inc.
29 Rashbi St., Apt # 19
Modiin Illit, Israel, 71919
Danielle Mimouni	3,000,000	19.78%
c/o BeesFree, Inc.
29 Rashbi St., Apt # 19
Modiin Illit, Israel, 71919
Mario Sforza	-	-
c/o BeesFree, Inc.
2101 Vista Parkway, Suite 4033
West Palm Beach, FL 33411
Professor Juan Carlos Trabucco	-	-
Strada Vicinale dei Capuccini 8
00062 Bracciano, Italy
All current directors and executive officers as a group (2 persons)	9,000,000	59.34%

(1)
Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Based on 15,166,668 shares of Common Stock issued and outstanding as of December 15, 2011.

Beneficial Ownership of the Company’s Common Stock at the Closing of the Merger Agreement

The following table sets forth, as of the closing of the Merger Agreement, information with respect to the proposed securities holdings of all persons that the Company has reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock as a result of the Merger.  The following table also sets forth, as of the Effective Date, the proposed beneficial ownership of the Common Stock by all current officers and directors of the Company, both individually and as a group, and all persons who will become directors of the Company upon the Effective Date as a result of the Merger.  Unless otherwise indicated, each person or entity named below will have sole voting and investment power with respect to all Common Stock beneficially owned by that person or entity at the closing of the Merger Agreement, subject to the matters set forth in the footnotes to the table below.  All share amounts and percentages of ownership as of the closing of the Merger Agreement are pursuant to the Merger.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class (2)
Mario Sforza	500,000	3.09%
c/o BeesFree, Inc.
2101 Vista Parkway, Suite 4033
West Palm Beach, FL 33411
Professor Juan Carlos Trabucco	-	-
Strada Vicinale dei Capuccini 8
00062 Bracciano, Italy
Francesca del Vecchio	1,650,000	10.22%
Via Fiume Giallo 324 G
00144 Rome, Italy
David W. Todhunter	200,000	1.24%
c/o BeesFree, Inc.
2101 Vista Parkway, Suite 4033
West Palm Beach, FL 33411
All directors and executive officers as a group (3 persons)	700,000	4.33%

(1)	Beneficial ownership represents sole voting and investment power.
(2)	These percentages have been calculated based on 16,150,000 shares of Common Stock outstanding at the close of the Merger.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s officers and directors and persons who own more than 10% of the Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock. Such officers, directors and 10% stockholders are also required by applicable SEC rules to furnish the Company copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act.  Based solely on the Company’s review of the copies of such forms received by the Company or written representations from such persons that no other reports were required for such persons, the Company believes that during the fiscal year ended December 31, 2010, all Section 16(a) filing requirements applicable to the Company’s officers, directors and greater than 10% stockholders were satisfied in a timely fashion.

Certain Relationships And Related Transactions

Transactions with Management and Others

There are no transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the incoming directors and officers had or will have a direct or indirect material interest. There is no material plan, contract or arrangement (whether or not written) to which any of the current directors or officers or the incoming directors and officers is a party or in which they participate that is entered into or material amendment in connection with the Company’s appointment of any of the current directors or officers or the incoming directors and officers, or any grant or award to any of the current directors or officers or the incoming directors or officers or modification thereto, under any such plan, contract or arrangement in connection with the Company’s appointment of any of the current directors or officers or the incoming directors and officers.

Indebtedness of Management

None.

Conflicts of Interest

None.

Signatures

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

BeesFree, Inc.

/s/ Mario Sforza
Mario Sforza
Chief Executive Officer
Dated: December 22, 2011